Exhibit 99.9

NICE Actimize Launches AI-Powered Fraud Investigations Solution
to Mitigate Losses and Maximize Efficiencies

Generative AI and advanced analytics automate processes to help financial institutions meet regulatory timelines and ensure customer satisfaction

Hoboken, N.J., September 24, 2024 – NICE Actimize, a NICE business (Nasdaq: NICE), today announced the availability of the market’s first AI-powered Fraud Investigations solution that facilitates end-to-end fraud management capabilities from detection to investigations. Explicitly designed to enable fraud investigations post detection, the new solution helps financial institutions save both time and money with its automated workflow and robust fraud-specific case management capabilities. Advanced Generative AI embedded in the solution also provides automation that help financial institutions quickly address customer concerns and consistently meet regulatory timelines.

The NICE Actimize Fraud Investigation solution breaks down the siloes between the fraud prevention and investigation functions while creating an automated feedback loop that helps financial institutions use operational findings to stop more fraud from occurring.

Additionally, the solution streamlines the management of claims and facilitates efficient reimbursement processes, while lowering the cost of recovery. Among its capabilities, the fraud investigations solution simplifies SAR (Suspicious Activity Report) filing for fraud teams with automated fields, narrative generation, and e-filing capabilities.

“Fighting fraud and financial crime doesn't just stop at the moment of detection. Fraud investigation results and decisions provide critical insights that can stop future fraudulent transactions," said Craig Costigan, CEO, NICE Actimize. "By redefining efficiency and reducing costs for a financial institution, NICE Actimize's Fraud Investigation solution also fosters customer trust and loyalty through its seamless claims resolution process.”

“Considering regulation in the UK and competition within banking, protecting customers from scams and ensuring swift claims resolution is critical for financial institutions. A robust fraud investigation solution is needed to not only better prevent scams and authorized fraud but to minimize losses and protect against first party fraud,” explains Trace Fooshee, Strategic Advisor in the Fraud and AML practice, Datos Insights.

NICE Actimize’s Fraud Investigations solution works seamlessly with its advanced IFM Fraud Management Platform. For additional information on NICE Actimize’s Enterprise Fraud Management, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com .

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, media@nice.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.